SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
Amendment No. 3

CURRENT REPORT
Pursuant to Section 13 or 15(d)
Of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 11, 2003**

Viropro, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**333-06718**	**13-3124057**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3163 Kennedy Boulevard, Jersey City, NJ 07306
(Address of principal executive offices)

Registrant's telephone number, including area code **(201) 217-4137**

N/A
(Former name or former address, if changed since last report)

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a) Previous Independent Accountant

  (1) (i) The accounting firm of Baum & Company, P.A. Certified Public Accountant (Baum) has resigned as auditors of the company's financial statements effective February 11, 2003.

  During the fiscal years ended June 30, 2001 and 2002 and the subsequent interim period through the date of the resignation,

  (ii) there were no disagreements with Baum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused it to make reference in connection with its report to the subject matter of the disagreement. The accountant's reports of Baum as of and for the years ended June 30, 2001 and 2002 did not contain any adverse opinion or disclaimer of opinion, but was qualified as to the uncertainty of the Company's ability to continue as a going concern. Baum has not advised the Company of any reportable events as defined in paragraph (A) through (E) of Regulation S-K Item 304 (a) (1) (iv).

  (iii) The Board of Directors has accepted the resignation of Baum.

  (iv) Baum has not advised the Company of any reportable events as defined in paragraph (A) through (E) of Regulation S-K Item 304 (a) (1) (iv).

  (2) New Independent Accountants

  Viropro has retained the services of Mark Cohen C.P.A. of Hollywood, Florida to provide the requisite audit services for the Company. This firm will commence its engagement effective with Viropro's Form 8K filed February 13, 2003 as requested and approved by the Company's Board of Directors. At the time of reporting there has been no need to consult the new auditor on any mattters relating to Item 304 (2)(i) or any events as defined in paragraph (A) through (D) of Item 304 (2)(ii)

  (3) See attached letter from Baum.

(b) No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

Item 7. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

b) Pro forma financial information.

Not applicable.

(c) Exhibits.

16.1 Letter of Resignation, Baum & Company, P.A., Certified Public Accountants
16.2 Letter indicating review of this Form 8K/A, Amendment 3, by Baum & Company, P.A., Certified Public Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Viropro, Inc.
(Registrant)

/s/ Hugh Johnson

Hugh Johnson, President

Dated: May 6, 2003

BAUM & COMPANY, P.A.

Certified Public Accountants

May 6, 2003

Securities and Exchange Commission
450 Fifth Street
Washington DC 20549

RE: Viropro, Inc.
       File No. 333-06718

Dear Sir/Madam

We have read Item 4 of the Form 8K/A, Amendment 3, of Viropro, Inc. dated May 6, 2003 and agree with the statements concerning our Firm contained therein.

Very truly yours

     /s/ Baum & Company, PA

Baum & Company, PA

BAUM & COMPANY, P.A.

Certified Public Accountants

February 11, 2003

Viropro, Inc.
3163 Kennedy Blvd.
Jersey City, NJ 07306

Dear Sir:

Effective immediately, the accounting firm of Baum & Company, P.A. Certified Public Accountant will resign as auditors of the company's financial statements. We have had no disagreements with management over accounting standards or any other matters.

Regards,

/s/ Joel S. Baum

Joel S. Baum, CPA
Baum & Company, P.A.

1515 University Drive * Suite 209* Coral Springs, Florida 33071
Tel: 954-752-1712 * 1-888-CPA-3770 * Fax: 954-752-7041 * E-mail: jbaumcpa.com